UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of ________________________________________________December 2006

PORTRUSH PETROLEUM CORPORATION

(Name of Registrant)

1687 West Broadway #200, Vancouver, British Columbia  V6J 1X2

Executive Offices

1.  Press Releases:  12/20/2006; 1/22/2007

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.                       Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                            ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                            ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

                                                            Yes ___     No xxx

Wednesday December 20th, 2006

Press Release

SOURCE: Portrush Petroleum Corporation

Portrush announces January 3rd. spud date

Vancouver, December 20, 2006 – Portrush Petroleum Corporation (TSX:PSH, OTCBB:PRRPF) (http://www.portrushpetroleum.com) announced today that the operator of the Mission River, Texas property has commenced drill-site preparation work for the Scanio/Shelton No. 8 well.  Actual drilling operations (“spud date”) could begin during the first week of January, possibly as early as January 2nd or 3rd. utilizing a Patterson-UTI drilling rig capable of drilling to 8,500 feet.

The operator recently completed a 3-D seismic shoot on the property and has used the data to enhance the Scanio/Shelton No.8 location.

The Company holds a 10% interest in the Mission River property and the seismic shoot covered the entire property of just over 700 acres.  It is anticipated the seismic data will support a multi-well deep drilling program on the property after the completion of this well.  The seismic information will be used to locate the wells and determine the optimum number of wells that will be required to drain the reservoir.  To date two deep wells have been drilled and successfully placed on production. An upgrade of the pipeline gathering system has been completed and this will allow an increase in production capacity from present production of three million cubic feet a day to eighteen million cubic feet a day.

An announcement of any decisions regarding the multi-well program will be disseminated via a press release.

CONTACT INFORMATION

Mr. Allan McGirr

Telephone 604 696 2555

          866 939 2555

info@portrushpetroleum.com

Investor Relations

AGORA Investor Relations

http://www.agoracom.com/IR/Portrush

PSH@Agoracom.com

The TSX Venture Exchange has not reviewed this press release and has neither approved nor disapproved the information contained in this press release.

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections.

ON BEHALF OF THE BOARD

Mr. Martin Cotter, President & Director

Press Release

Source: Portrush Petroleum Corporation

Portrush announces Scanio-Hawn No. 1 well

Vancouver, January 22, 2007 – Portrush Petroleum Corporation (TSX-V: PSH, OTCBB: PRRPF) (http://www.portrushpetroleum.com) announced today that the operator of the Mission River, Texas property has commenced drilling the next deep test  utilizing a Patterson-UTI drilling rig capable of drilling to 8,500 feet with a 4” pipe. The well spudded earlier today.

The well has been re-named the Scanio-Hawn No.1

The operator recently completed a 3-D seismic shoot on the property and has used the data to enhance the Scanio-Hawn location.

The Company holds a 10% interest in the Mission River property and the seismic shoot covered the entire property of just over 700 acres. It is anticipated the seismic data will support a multi-well deep drilling program on the property. The seismic information will be used to locate the wells and determine the optimum number of wells that will be required to drain the reservoir. To date two deep wells have been drilled and successfully placed on production. An upgrade of the pipeline gathering system has been completed.  This will allow an increase in the production capacity.

For additional Portrush investor relations needs, investors are asked to visit the Portrush IR Hub at http://www.agoracom.com/IR/Portrush  where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to e-mail all questions and correspondence to PSH@agoracom.com  where they can also request addition to the investor e-mail list to receive all future press releases and updates in real time.

About Portrush Petroleum Corporation:

To find out more about Portrush Petroleum Corporation visit our website at www.portrushpetroleum.com  or visit our Investor Relations site at http://www.agoracom.com/IR/Portrush

CONTACT INFORMATION

Corporate

Mr. Allan McGirr

Telephone 604 696 2555

     866 939 2555

info@portrushpetroleum.com

Investor Relations

AGORA Investor Relations

http://www.agoracom.com/IR/Portrush

PSH@Agoracom.com

The TSX Venture Exchange has not reviewed this press release and has neither approved nor disapproved the information contained in this press release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portrush Petroleum Corporation -- SEC File No. 000-27768

(Registrant)

Date: January 23, 2007        By: /s/ Neal Iverson____________________________

                                      Neal Iverson, Director